UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 7)

BioScrip, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09069N108

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Ave.

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,558,858 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,558,858 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,558,858 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)

Includes (a) 1,888,991 shares of common stock, $0.0001 par value per share (the “Common Shares”), (b) 330,227 Common Shares that could be obtained upon conversion of 10,823 shares of Series A Convertible Preferred Stock, par value $0.0001 per share at a conversion price of $5.17 per share (the “Series A Preferred Shares”), (c) 18,739,640 Common Shares that could be obtained upon conversion of 614,177 shares of Series C Convertible Preferred Stock, par value $0.0001 per share at a conversion price of $5.17 per share (the “Series C Preferred Shares”), (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A warrants to purchase Common Shares at a price of $5.17 per share (the “Class A Warrants”), and (e) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B warrants to purchase Common Shares at a price of $6.45 per share (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 18,893,609 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,893,609 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,893,609 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes (a) 1,428,272 Common Shares, (b) 254,406 Common Shares that could be obtained upon conversion of 8,338 Series A Preferred Shares, (c) 14,437,417 Common Shares that could be obtained upon conversion of 473,175 Series C Preferred Shares, (d) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class A Warrants, and (e) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,439,119 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,439,119 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,439,119 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 1,167,330 Common Shares, (b) 207,876 Common Shares that could be obtained upon conversion of 6,813 Series A Preferred Shares, (c) 11,797,537 Common Shares that could be obtained upon conversion of 386,655 Series C Preferred Shares, (d) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class A Warrants, and (e) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,454,490 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,454,490 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,454,490 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 260,942 Common Shares, (b) 46,530 Common Shares that could be obtained upon conversion of 1,525 Series A Preferred Shares, (c) 2,639,880 Common Shares that could be obtained upon conversion of 86,520 Series C Preferred Shares, (d) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class A Warrants, and (e) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,558,858 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,558,858 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,558,858 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 1,888,991 Common Shares, (b) 330,227 Common Shares that could be obtained upon conversion of 10,823 shares of Series A Convertible Preferred Stock, (c) 18,739,640 Common Shares that could be obtained upon conversion of 614,177 shares of Series C Convertible Preferred Stock, (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (e) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,558,858 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,558,858 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,558,858 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 1,888,991 Common Shares, (b) 330,227 Common Shares that could be obtained upon conversion of 10,823 shares of Series A Convertible Preferred Stock, (c) 18,739,640 Common Shares that could be obtained upon conversion of 614,177 shares of Series C Convertible Preferred Stock, (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (e) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

Explanatory Note: This Amendment No. 7 (this “Amendment”) to the Schedule 13D relating to BioScrip, Inc., a Delaware corporation (the “Issuer”), filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2015 (the “Initial 13D”), as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 27, 2015, Amendment No. 2 to the Initial 13D filed on April 5, 2016, Amendment No. 3 to the Initial 13D filed on June 22, 2016, Amendment No. 4 to the Initial 13D filed on August 17, 2017, Amendment No. 5 to the Initial 13D filed on September 7, 2017 and Amendment No. 6 to the Initial 13D filed on January 3, 2019, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);
•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);
•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);
•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);
•	Adam Gray (“Gray”); and
•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Capitalized terms used herein but not defined herein have the meanings assigned to them in the Initial 13D.

Agreement and Plan of Merger and the Voting Agreement

On March 14, 2019, the Issuer (also referred to herein as “Beta”), Beta Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Beta (“Merger Sub Inc.”), Beta Sub, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Beta (“Merger Sub LLC”), HC Group Holdings I, LLC, a Delaware limited liability company (“Omega Parent”), HC Group Holdings II, Inc., a Delaware corporation (“Omega”), and HC Group Holdings III, Inc., a Delaware corporation (“Omega III”, solely for purposes of Section 7.3(b) of the Merger Agreement), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub Inc. will be merged with and into Omega (the “First Merger”), with Omega surviving (the “Surviving Corporation”) as a direct wholly-owned subsidiary of Beta and, immediately following the First Merger, the Surviving Corporation will merge (together with the First Merger, the “Mergers”) with and into Merger Sub LLC, with Merger Sub LLC surviving as a direct wholly-owned subsidiary of Beta.

At the effective time of the First Merger (the “First Merger Effective Time”), all of the shares of common stock, par value $0.01 per share, of Omega issued and outstanding immediately prior to the First Merger Effective Time (other than the shares that are held in the treasury of Omega or owned, directly or indirectly, by Beta, Merger Sub Inc. or Merger Sub LLC immediately prior to the First Merger Effective Time) shall thereupon be cancelled and converted into the right of Omega Parent to receive 542,261,567 Common Shares (also referred to herein as “Beta Common Stock”) (as may be adjusted for any stock split, reverse stock split, recapitalization, reclassification, reorganization, exchange, subdivision or combination). In accordance with the Merger Agreement, at the First Merger Effective Time, Beta shall issue 7,270,095 shares (the “Beta Escrowed Shares”) of Beta Common Stock to Omega Parent in respect of certain unvested restricted stock units (the “Contingent RSUs”) that may vest upon the Beta Common Stock trading above a certain price in the future (such issuance, together with the issuance of Beta Common Stock pursuant to the immediately preceding sentence, the “Beta Share Issuance”). To the extent the Contingent RSUs in respect of which Beta Escrowed Shares were issued expire, such Beta Escrowed Shares will be transferred back to Beta and retired for no consideration. The Merger Agreement also provides that Beta shall be entitled to designate two directors to the Board of Directors of Beta (the “Beta Board”), while Omega shall designate the remaining eight directors, in each case effective as of the First Merger Effective Time.

CUSIP No. 09069N108 (Common Stock)

The consummation of the Mergers is subject to customary closing conditions set forth in the Merger Agreement, including, but not limited to, (i) the approval by the Beta stockholders of the Beta Share Issuance, (ii) the approval by the Beta stockholders of the Second Amended and Restated Certificate of Incorporation of Beta (the “Amended and Restated Beta Charter”), (iii) the approval by the Beta stockholders of an amendment to the Certificate of Designations of Series A Convertible Preferred Stock of Beta (the “Series A COD Amendment”), (iv) the absence of any order, judgment, order, injunction, rule or decree or other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement, (v) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (vi) subject to certain materiality exceptions, the accuracy of certain representations and warranties of the parties contained in the Merger Agreement and the compliance by the parties with the covenants contained in the Merger Agreement in all material respects. In addition, Omega’s obligation to complete the Mergers is subject to (a) its receipt of a tax opinion to the effect that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (b) the expiration of certain waiting periods under agreements with governmental entities and the receipt of certain licenses or consents from certain governmental entities (as more fully described in the Merger Agreement). A form of the Amended and Restated Beta Charter and a form of the Series A COD Amendment are attached as exhibits to the Merger Agreement which is attached hereto as Exhibit 99.8.

Concurrently with the execution of the Merger Agreement, Omega Parent and Omega entered into a voting agreement (the “Voting Agreement”) with CCP, CCP2 and the Separate Account in which CCP, CCP2 and the Separate Account have agreed, among other things and subject to the terms and conditions of the Voting Agreement, (a) to vote the shares of Beta Common Stock and other securities of Beta, they beneficially own, in favor of the Beta Share Issuance, the Amended and Restated Beta Charter and the Beta Series A COD Amendment and (b) to not, directly or indirectly, (i) sell, assign, transfer, tender, convert, exchange or otherwise dispose of or encumber any of the shares of Beta Common Stock they beneficially own or (ii) enter into any contract, option, commitment, or other arrangement or understanding with respect to the direct or indirect sale, transfer, tender, exchange, assignment, or other disposition or encumbrance of any of the shares of Beta Common Stock they beneficially own.

The foregoing summary of the Merger Agreement and the Voting Agreement does not purport to be a complete description and is subject to, and qualified in its entirety by, the full text of the Merger Agreement and the Voting Agreement, respectively, which are attached as Exhibits 99.8 and 99.9, respectively, to this Amendment and are incorporated herein by reference.

Preferred Stock Repurchase Agreement

On March 14, 2019, in connection with the Mergers, Beta entered into a Preferred Stock Repurchase Agreement (the “Preferred Repurchase Agreement”) with CCP, CCP2 and the Separate Account, pursuant to which Beta has agreed to repurchase from CCP, CCP2 and the Separate Account all 614,177 of the issued and outstanding Series C Convertible Preferred Stock, par value $0.0001 per share, of Beta (the “Series C Preferred Shares”), immediately following, and conditioned upon, the consummation of the Mergers (the “Repurchase Closing”). Pursuant to the Preferred Repurchase Agreement, each holder of Series C Preferred Shares has agreed to sell each Series C Preferred Share held by it to Beta for (i) an amount in cash equal to 120% of the Liquidation Preference (as defined in the Certificate of Designations of Series C Convertible Preferred Stock of Beta) per preferred share, determined as of the date of the Repurchase Closing (including any dividends accrued through such date) and (ii) 2.5226 fully paid, validly issued and non-assessable shares of Beta Common Stock, per preferred share (such Common Stock, the “Repurchase Shares”). If the Merger Agreement is terminated in accordance with its terms, the Preferred Repurchase Agreement shall terminate automatically. In addition, each of CCP, CCP2 and the Separate Account agreed to not to, and to cause its affiliates not to, (i) directly or indirectly, sell, transfer, assign, pledge, tender, convert, exchange or encumber or otherwise dispose of any of the Series C Preferred Shares or (ii) exercise its right to convert the Series C Preferred Shares into shares of Beta Common Stock.

In connection with the Mergers, the Board has approved the Series A COD Amendment which is subject to the approval of the Beta stockholders. Pursuant to the Series A COD Amendment, immediately following the effectiveness of the Mergers without any further action on the part of the Corporation or any stockholder thereof, (i) (A) four one-hundredths (4/100) of each share of Series A Preferred Stock issued by the Corporation on March 9, 2015 then issued and outstanding shall automatically be converted into 2.5226 shares of Common Stock and (B) four one-hundredths (4/100) of each share of Series A Preferred Stock issued by the Corporation on July 29, 2015 then issued and outstanding shall automatically be converted into 2.4138 shares of Common Stock and (ii) the remaining portion of all Series A Preferred Stock (constituting ninety-six one-hundredths (96/100) of each share of Series A Preferred Stock subject to conversion pursuant to the immediately preceding clause (i)) shall be redeemed, to the extent of funds lawfully available therefor, for an amount in cash equal to 120% of the Liquidation Preference of such share of Series A Preferred Stock as of the Redemption Date (including any dividends accrued through such date).

The foregoing summary of the Preferred Repurchase Agreement and the Series A COD Amendment does not purport to be a complete description and is subject to, and qualified in its entirety by, the full text of the Preferred Stock Repurchase Agreement and the Series A COD Amendment, which are attached as Exhibit 99.10 to this Amendment and Exhibit I to the Merger Agreement (which is attached hereto as Exhibit 99.8), respectively, and are incorporated herein by reference.

CUSIP No. 09069N108 (Common Stock)

General

The Filers acquired the securities reported herein (the “Securities”) for investment purposes, and such purposes were made in the Filers’ ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Securities at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Shares, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all Securities beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of the Common Shares of the Issuer by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 128,155,291 Common Shares outstanding as of March 7, 2019, as reported in the Issuer’s Form 10-K for the annual period ended December 31, 2018 filed with the Commission on March 15, 2019.

The Filers have not effected transactions in the Common Shares in open market transactions in the sixty days preceding the filing of this Amendment.

Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, the Series A Preferred Shares, the Series C Preferred Shares or the Warrants reported herein.

The information in Item 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, the Preferred Shares and the Warrants. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM. CCM may have the right to receive performance-related fees from the Separate Account and CC may have the right to receive performance-related fees from CCP and CCP2.

CUSIP No. 09069N108 (Common Stock)

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

99.8	Agreement and Plan of Merger, dated as of March 14, 2019, by and among the Issuer, Beta Sub, Inc., Beta Sub, LLC, HC Group Holdings I, LLC, HC Group Holdings II, Inc. and HC Group Holdings III, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 15, 2019)

99.9	Voting Agreement, dated as of March 14, 2019, by and among HC Group Holdings I, LLC, HC Group Holdings II, Inc. and the holders of Common Shares or other securities of the Issuer signatory thereto

99.10	Preferred Stock Repurchase Agreement, dated March 14, 2019, by and among the Issuer, CCP, CCP2 and the Separate Account (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 15, 2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 18, 2019

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By: By:	Coliseum Capital, LLC, General Partner /s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact	By: By:	Coliseum Capital, LLC, General Partner /s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON		ADAM GRAY

By:	/s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact